Exhibit 21.1

Subsidiaries of Boot Barn Holdings, Inc.

Legal Name	Jurisdiction of Organization or Incorporation
Sheplers Holding Corporation	Delaware
Baskins Acquisition Holdings, LLC	Delaware
Boot Barn, Inc.	Delaware
RCC Western Stores, Inc.	South Dakota